Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November, 2009	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A Reports Third Quarter and First Nine Months 2009 Financial Results

SANTERAMO, Italy--(BUSINESS WIRE)--November 23, 2009--The Board of directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), a world leading manufacturer of leather-upholstered furniture, today announced the financial results for the third quarter and first nine months of 2009.

Third Quarter 2009 Summary:

  Net Sales were €118.3 million as compared to €142.3 million in 3Q 2008;
  Gross profit was € 47.5 million, an increase of 29.5% as compared to €36.7 million for the same quarter last year;
  Operating income was €2.8 million, compared to an operating loss of €12,3 million in 3Q 2008; and
  Net group loss was €0.9 million as compared to a loss of €16.2 million for the same period of 2008.

Third Quarter Results

Natuzzi Group net sales during the third quarter of 2009 totaled €118.3 million and decreased by 16.8% as compared to the same quarter of last year. This decrease in sales was primarily due to the world-wide economic recession that had a negative impact on the consumer sector. Upholstery net sales were €102.9 million or 87.0% of total net sales, compared to €125.1 million or 87.9% of total net sales in the third quarter of 2008. The contribution to upholstery net sales by geographic area was as follows: Europe 54.5%; Americas 32.6% and rest of the world 12.9%.

Gross profit totaled €47.5 million or 40.1% of net sales versus 25.8% in the same period of 2008. The significant improvement was the result of internal restructuring processes and a reduction in raw materials costs.

Pasquale Natuzzi, Chairman and CEO, commented: “Third quarter results represent the second consecutive quarter during which we achieved positive operating income, despite the unfavorable economic environment. The restructuring and rationalization process continue to benefit our results. During this time we set up various initiatives and processes such as product standardization and innovation, improvement of the raw material procurement and reduction in lead times”.

Mr. Natuzzi concluded, “I am confident that all of these activities will continue to generate positive results.”

Nine months Results 2009

For the first nine months of 2009, net sales were €363.2 million, a decrease of 24.9% as compared to €483.9 million in the first nine months of 2008. Upholstery sales were €316.7 million (a decrease of 25.8%) as compared to €426.6 million in the first nine months of 2008. The contribution of nine months upholstery net sales by geographic area was as follows: Europe 59.2%; Americas 30.3% and rest of the world 10.5%.

In the first nine months of 2009 the Group reported a gross profit of €126.3 million or 34.8% on total net sales versus 26.6% in the same period of 2008. Operating loss was €12.6 million as compared to a loss of € 29.5 million for the same period of 2008.

Net Group result for the first nine months 2009 shows a loss of €15.2 million as compared to a loss of €42.1 million in the same period of 2008.

Balance Sheet Highlights

The Natuzzi Group ended the third quarter of 2009 with cash of €70,4 million. The increase of €23.1 million in net cash as compared to December, 31 2008 was mainly due to a reduction in working capital. Long term debt totaled €6.0 million. Shareholder’s equity was €326.4 million at the end of the third quarter.

The Company will host a conference call on Tuesday, November 24, 2009 at 10:00 a.m. Eastern Time to discuss third quarter and nine months 2009 financial results. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section. A replay will be made available for a period of 30 days following the live call at 888-203-1112 in North America and 719-457-0820 International; Pin Number 4291259.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2008 consolidated revenues of EUR 666,0 million on, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Tables follow:

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss
for the quarter ended on September 30, 2009 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	30 September 09	30 September 08%		30 September 09	30 September 08

Upholstery net sales	102.9	125.1	-17.7%	87.0%	87.9%
Other sales	15.4	17.2	-10.4%	13.0%	12.1%
Total Net Sales	118.3	142.3	-16.8%	100.0%	100.0%

Purchases	(47.9)	(71.7)	-33.2%	-40.5%	-50.4%
Labor	(17.5)	(21.7)	-19.1%	-14.8%	-15.2%
Third-party manufacturers	(0.8)	(2.0)	-59.6%	-0.7%	-1.4%
Manufacturing costs	(9.7)	(12.6)	-23.5%	-8.2%	-8.9%
Net Inventoris	5.1	2.4	110.2%	4.3%	1.7%
Cost of Sales	(70.9)	(105.6)	-32.9%	-59.9%	-74.2%

Gross Profit	47.5	36.7	29.5%	40.1%	25.8%

Selling Expenses	(33.6)	(36.7)	-8.6%	-28.4%	-25.8%
G&A Expenses	(11.1)	(12.2)	-9.3%	-9.3%	-8.6%

Operating Income/(Loss)	2.8	(12.3)	123.1%	2.4%	-8.6%

Other Income/(Cost), Net	(0.9)	(4.2)	-77.9%	-0.8%	-2.9%

Earning before Income Taxes	1.9	(16.4)	111.7%	1.6%	-11.5%

Current taxes	(2.7)	0.1	-2814.4%	-2.3%	0.1%

Net result	(0.8)	(16.3)	95.1%	-0.7%	-11.5%

Minority interest	0.1	(0.1)	-243.4%

Net Group Result	(0.9)	(16.2)	94.2%	-0.8%	-11.4%

Net Group Result per Share	(0.02)	(0.30)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30 September 09	30 September 08%		30 September 09	30 September 08

Total Net Sales	169.4	203.6	-16.8%	100.0%	100.0%
Gross Profit	67.9	52.5	29.5%	40.1%	25.8%
Operating Income (Loss)	4.1	(17.5)	123.1%	2.4%	-8.6%
Net Group Result	(1.4)	(23.2)	94.2%	-0.8%	-11.4%
Net Group Result per Share	(0.0)	(0.4)

Average exchange rate (U.S.$ per €)	1.4311

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	3 months ended on					3 months ended on

	30 September 09		30 September 08		Change %	30 September 09		30 September 08		Change %

Americas	33.6	32.6%	51.0	40.8%	-34.2%	197,506	43.3%	326,795	52.9%	-39.6%
Natuzzi	17.4	16.9%	22.9	18.3%	-24.0%	82,768	18.1%	115,139	18.6%	-28.1%
Italsofa	16.1	15.7%	28.1	22.5%	-42.5%	114,737	25.2%	211,655	34.3%	-45.8%

Europe	56.1	54.5%	60.1	48.1%	-6.8%	204,695	44.9%	227,741	36.9%	-10.1%
Natuzzi	34.0	33.0%	33.5	26.7%	1.6%	91,073	20.0%	83,888	13.6%	8.6%
Italsofa	22.1	21.4%	26.7	21.3%	-17.4%	113,622	24.9%	143,853	23.3%	-21.0%

Rest of the world	13.3	12.9%	13.9	11.1%	-4.2%	53,861	11.8%	62,848	10.2%	-14.3%
Natuzzi	8.2	7.9%	8.2	6.5%	-0.1%	20,522	4.5%	22,619	3.7%	-9.3%
Italsofa	5.2	5.0%	5.7	4.6%	-10.0%	33,339	7.3%	40,230	6.5%	-17.1%

Total	102.9	100.0%	125.1	100.0%	-17.7%	456,061	100.0%	617,384	100.0%	-26.1%

Brands breakdown
	Net sales million euro					Net sales seats

	3 months ended on					3 months ended on

	30 September 09		30 September 08		Change %	30 September 09		30 September 08		Change %

Natuzzi	59.6	57.9%	64.5	51.6%	-7.7%	194,363	42.6%	221,646	35.9%	-12.3%

Italsofa	43.4	42.1%	60.5	48.4%	-28.4%	261,698	57.4%	395,738	64.1%	-33.9%

Total	102.9	100.0%	125.1	100.0%	-17.7%	456,061	100.0%	617,384	100.0%	-26.1%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss
for the quarter ended on September 30, 2009 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Nine months ended on		Change	Percent of Sales
	30 September 09	30 September 08%		30 September 09	30 September 08

Upholstery net sales	316.7	426.6	-25.8%	87.2%	88.2%
Other sales	46.5	57.2	-18.7%	12.8%	11.8%
Total Net Sales	363.2	483.9	-24.9%	100.0%	100.0%

Purchases	(141.7)	(227.6)	-37.7%	-39.0%	-47.0%
Labor	(57.7)	(77.0)	-25.0%	-15.9%	-15.9%
Third-party manufacturers	(2.7)	(6.9)	-61.0%	-0.7%	-1.4%
Manufacturing costs	(28.7)	(39.8)	-27.8%	-7.9%	-8.2%
Net Inventoris	(6.1)	(3.7)	64.2%	-1.7%	-0.8%
Cost of Sales	(236.9)	(355.0)	-33.3%	-65.2%	-73.4%

Gross Profit	126.3	128.9	-2.0%	34.8%	26.6%

Selling Expenses	(104.9)	(123.4)	-15.1%	-28.9%	-25.5%
G&A Expenses	(34.1)	(35.0)	-2.5%	-9.4%	-7.2%

Operating Income/(Loss)	(12.6)	(29.5)	57.2%	-3.5%	-6.1%

Other Income/(Cost), Net	4.3	(10.5)	-140.7%	1.2%	-2.2%

Earning before Income Taxes	(8.3)	(40.1)	79.2%	-2.3%	-8.3%

Current taxes	(6.6)	(2.3)	186.0%	-1.8%	-0.5%

Net result	(14.9)	(42.4)	64.9%	-4.1%	-8.8%

Minority interest	0.3	(0.3)	-219.5%

Net Group Result	(15.2)	(42.1)	63.9%	-4.2%	-8.7%

Net Group Result per Share	(0.28)	(0.77)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	30 September 09	30 September 08%		30 September 09	30 September 08

Total Net Sales	496.3	661.2	-24.9%	100.0%	100.0%
Gross Profit	172.6	176.1	-2.0%	34.8%	26.6%
Operating Income (Loss)	(17.3)	(40.3)	57.2%	-3.5%	-6.1%
Net Group Result	(20.7)	(57.5)	63.9%	-4.2%	-8.7%
Net Group Result per Share	(0.4)	(1.0)

Average exchange rate (U.S.$ per €)	1.3664

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	9 months ended on					9 months ended on

	30 September 09		30 September 08		Change %	30 September 09		30 September 08		Change %

Americas	95.97	30.3%	145.9	34.2%	-34.2%	539,578	39.8%	920,085	46.2%	-41.4%
Natuzzi	49.34	15.6%	77.9	18.3%	-36.7%	228,469	16.8%	401,666	20.2%	-43.1%
Italsofa	46.63	14.7%	68.0	15.9%	-31.4%	311,109	22.9%	518,419	26.1%	-40.0%

Europe	187.41	59.2%	239.9	56.2%	-21.9%	678,913	50.1%	896,174	45.0%	-24.2%
Natuzzi	111.16	35.1%	141.7	33.2%	-21.6%	286,458	21.1%	366,188	18.4%	-21.8%
Italsofa	76.25	24.1%	98.1	23.0%	-22.3%	392,456	28.9%	529,986	26.6%	-25.9%

Rest of the world	33.32	10.5%	40.9	9.6%	-18.5%	137,871	10.2%	173,343	8.7%	-20.5%
Natuzzi	19.76	6.2%	25.7	6.0%	-23.2%	50,723	3.7%	72,728	3.7%	-30.3%
Italsofa	13.56	4.3%	15.1	3.5%	-10.5%	87,148	6.4%	100,616	5.1%	-13.4%

Total	316.70	100.0%	426.6	100.0%	-25.8%	1,356,363	100.0%	1,989,602	100.0%	-31.8%

Brands breakdown
	Net sales million euro					Net sales seats

	9 months ended on					9 months ended on

	30 September 09		30 September 08		Change %	30 September 09		30 September 08		Change %

Natuzzi	180.3	56.9%	245.4	57.5%	-26.5%	565,650	41.7%	840,581	42.2%	-32.7%

Italsofa	136.4	43.1%	181.2	42.5%	-24.7%	790,713	58.3%	1,149,021	57.8%	-31.2%

Total	316.7	100.0%	426.6	100.0%	-25.8%	1,356,362	100.0%	1,989,602	100.0%	-31.8%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	30 September 09	31 Dec 08

Current assets:
Cash and cash equivalents	70.4	47.3
Marketable debt securities	0.0	0.0
Trade receivables, net	93.9	122.8
Other receivables	49.8	46.2
Inventories	82.6	92.0
Unrealized foreign exchange gains	0.0	4.7
Prepaid expenses and accrued income	1.2	1.3
Deferred income taxes	2.4	4.2

Total current assets	300.4	318.5

Non current assets:
Net property, plant and equipment	196.4	211.8
Other assets	12.8	13.3
Deferred income taxes	0.2	0.2
Total current assets	209.3	225.3

TOTAL ASSETS	509.7	543.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	8.3	9.7
Current portion of long-term debt	1.1	0.5
Accounts payable-trade	58.3	68.6
Accounts payable-other	28.9	29.2
Unrealized foreign exchange losses	1.3	9.2
Accounts payable-shareholders for dividends	0.0	0.6
Income taxes	2.0	1.8
Salaries, wages and related liabilities	17.3	16.8

Total current liabilities	117.2	136.3

Long-term liabilities:
Employees' leaving entitlement	30.2	31.7
Long-term debt	6.0	3.3
Deferred income for capital grants	11.3	12.1
Other liabilities	16.8	14.4

Total current liabilities	64.4	61.4

Minority interest	1.7	0.8

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	220.5	239.8

Total shareholders' equity	326.4	345.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	509.7	543.8

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows

(Expressed in million of euro)
	30 September 09	31 Dec 08
Cash flows from operating activities:
Net earnings (loss)	(15.2)	(61.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	20.7	30.5
Employees' leaving entitlement	(1.5)	(1.7)
Deferred income taxes	1.8	(3.1)
Minority interest	0.3	(0.4)
(Gain) loss on disposal of assets	(0.2)	2.1
Unrealized foreign exchange losses and gains	(3.2)	5.4
Impairment of long lived assets	-	5.3
Deferred income for capital grants	(0.7)	(1.0)

Change in assets and liabilities:
Receivables, net	28.8	(5.1)
Inventories	9.4	15.3
Prepaid expenses and accrued income	0.1	0.6
Other assets	(3.6)	1.7
Accounts payable	(10.3)	(20.7)
Income taxes	0.2	0.2
Salaries, wages and related liabilities	0.5	(0.7)
Other liabilities	(1.3)	0.4

Total adjustments	41.1	28.9

Net cash provided by operating activities	26.0	(33.1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(6.2)	(15.2)
Disposals	0.1	0.2
Government grants received	1.9	1.4
Marketable debt securities:
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	-
Disposal of business	-	1.1

Net cash used in investing activities	(4.2)	(12.5)

Cash flows from financing activities:
Long-term debt:
Proceeds	3.9	2.0
Repayments	(0.5)	(0.7)
Short-term borrowings	(1.4)	2.1
Capital injection	-	0.5
Dividends paid to minority interests	-	-

Net cash used in financing activities	2.0	4.0

Effect of translation adjustments on cash	(0.6)	1.4

Increase (decrease) in cash and cash equivalents	23.1	(40.2)

Cash and cash equivalents, beginning of the year	47.3	87.5

Cash and cash equivalents, end of the year	70.4	47.3

CONTACT:
Natuzzi
Investor Relations
Silvia Di Rosa, +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi
Media Relations
Paola Peretti, +39 334 63 09 967
pperetti@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	November 23, 2009	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi